SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

DaimlerChrysler AG
(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒                        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DaimlerChrysler AG

FORM 6-K: TABLE OF CONTENTS

1.
Interim Report to Stockholders for the three and six month periods ended June 30, 2004

2.
Press Release: DaimlerChrysler increases Group operating profit in second quarter

3.
Press Release: Supervisory Board of DaimlerChrysler AG Approves Changes in the Board of Management

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

Contents

5	Business Review	8	Mercedes Car Group	14	Services
		10	Chrysler Group	15	Other Activities
		12	Commercial Vehicles

17	Analysis of the Financial Situation	21	Consolidated Financial Statements		Financial Calendar
		26	Notes to Consolidated
			Financial Statements

DaimlerChrysler Group

Amounts in millions	Q2 04 US $ (1)	Q2 04 €	Q2 03 €	Change in %
Revenues	45,150	37,072	33,860	+9	(2)
European Union	15,041	12,350	12,352	-0
Germany	7,014	5,759	6,182	-7
United States	20,483	16,818	15,295	+10
Other markets	9,626	7,904	6,213	+27
Employees (June 30)		383,724	372,073	+3
Research and development costs	1,682	1,381	1,471	-6
Investment in property, plant and equipment	1,983	1,628	1,484	+10
Cash provided by operating activities	5,981	4,911	5,873	-16
Operating profit	2,541	2,086	641	+225
Net income	675	554	109	+408
per share (in US $/€)	0.67	0.55	0.11	+400

(1)
Rate of exchange: € 1 = US $1.2179 (based on the noon buying rate on June 30, 2004).
(2)
A 13% increase after adjusting for the effects of currency translation.

DaimlerChrysler Group

Amounts in millions	Q1-2 04 US $ (1)	Q1-2 04 €	Q1-2 03 €	Change in %
Revenues	84,550	69,423	67,112	+3	(2)
European Union	28,345	23,274	23,547	-1
Germany	13,433	11,030	11,504	-4
United States	39,724	32,617	31,782	+3
Other markets	16,481	13,532	11,783	+15
Employees (June 30)		383,724	372,073	+3
Research and development costs	3,218	2,642	2,863	-8
Investment in property, plant and equipment	3,649	2,996	3,114	-4
Cash provided by operating activities	10,718	8,800	9,469	-7
Operating profit	4,417	3,627	2,044	+77
Net income	1,153	947	697	+36
per share (in US $/€)	1.14	0.94	0.69	+36

(1)
Rate of exchange: € 1 = US $1.2179 (based on the noon buying rate on June 30, 2004).
(2)
A 10% increase after adjusting for the effects of currency translation.

Business Review

      •
      Substantial improvement in Group operating profit from €0.6 billion to €2.1 billion

      •
      Revenues up 9% to €37.1 billion

      •
      Operating profit at Mercedes Car Group below prior-year level, as expected

      •
      Chrysler Group makes a significant profit once again, after a loss in Q2 2003

      •
      Very positive earnings trend continues at Commercial Vehicles

      •
      Further increase in operating profit at Services

      •
      Significant improvement in Group operating profit expected for full-year 2004

Slightly higher unit sales of automobiles in the triad markets

  •
  The development of the global economy was generally positive in the second quarter of 2004. This applies above all to North America, Japan and most of the emerging markets. Economic recovery in the euro zone, especially Germany, has so far been rather sluggish, however.

  •
  Indications in the international automotive markets have been mainly positive so far this year. Rising fuel prices and consumers' resulting caution have, however, led to weaker demand in some markets. In the US automobile market, unit sales increased only slightly, despite the economic revival and the continuation of high customer incentives. Although demand for cars in Germany remained weak, unit sales in the whole of Western Europe rose slightly. The Asian emerging markets were rather less dynamic than in the first quarter.

Significant earnings improvement in the second quarter

  •
  DaimlerChrysler substantially increased its second-quarter operating profit from €0.6 billion to €2.1 billion. Whereas the Chrysler Group, Commercial Vehicles and Services significantly improved their earnings, the operating profits of the Mercedes Car Group and the Other Activities segment were lower than in Q2 2003.

  •
  As expected, the Mercedes Car Group's operating profit of €703 million did not equal the result of the prior-year quarter. This was primarily due to a mainly lifecycle-related decrease in unit sales of Mercedes-Benz passenger cars, high launch costs and start-up costs for new products, as well as the continuation of the quality offensive.

  •
  The Chrysler Group achieved an operating profit of €516 million compared with a loss in the second quarter of 2003. This strong improvement is mainly due to the market success of the new products, higher unit sales and further cost reductions.

  •
  Commercial Vehicles posted an operating profit of €468 million, a significant improvement over the result for Q2 2003  (€222 million). The main factors behind the positive development were significantly higher unit sales and the successful implementation of efficiency-enhancing programs in all of the division's business units.

  •
  The Services division increased its second-quarter operating profit substantially from €334 million in 2003 to €472 million as a result of the improved profitability of its entire portfolio and a reduced need for risk provisioning.

  •
  The Other Activities segment posted an operating profit of €85 million (Q2 2003: €217 million). Due to the three-month time lag with the consolidation of Mitsubishi Motors (MMC), this result is primarily impacted by MMC's operating loss for the last quarter of its 2003/04 financial year. An additional factor was that there was no profit contribution from the MTU Aero Engines business unit, which was sold in 2003.

  •
  Net income amounted to €554 million (Q2 2003: €109 million). The generally positive development of the Group's operative business was partially offset by a negative impact from MMC's net loss in its 2003/04 financial year, which included high impairments on deferred tax assets and reduced DaimlerChrysler's net income by nearly €0.5 billion. Earnings per share rose from €0.11 to €0.55.

Significant increases in unit sales and revenues

  •
  DaimlerChrysler sold a total of 1.3 million vehicles in the second quarter of this year, 10% more than in Q2 2003.

  •
  Unit sales of 319,400 vehicles by the Mercedes Car Group were slightly higher than in Q2 2003. The Chrysler Group sold 781,400 passenger cars and light trucks, 8% more than in the prior-year quarter. Unit sales by the Commercial Vehicles division rose by a strong 47% to a total of 184,900 trucks, vans and buses.

  •
  The DaimlerChrysler Group's total revenues increased in the second quarter by 9% to €37.1 billion, primarily as a result of the higher unit sales by the Chrysler Group and Commercial Vehicles. There was an opposing effect from the appreciation of the euro against the US dollar, however. Adjusted for currency-translation effects, there was an increase in revenues of 13%.

383,700 employees worldwide

  •
  At the end of the second quarter of 2004, DaimlerChrysler employed a total workforce of 383,724 people worldwide (Q2 2003: 372,073).

  •
  The increase compared with the number at the end of Q2 2003 was primarily a result of the inclusion of Mitsubishi Fuso Truck and Bus Corporation in the Commercial Vehicles division with its 18,300 employees. On the other hand, there was a reduction related to the sale of MTU Aero Engines with 8,400 employees at the end of 2003. There were slight staffing increases at the Mercedes Car Group (+2%), the Services division (+3%), and in the joint sales organization for Mercedes-Benz passenger cars and the Commercial Vehicles division (+6%). The workforce at the Chrysler Group decreased by 8% to 89,200 employees as a result of the sale of production facilities and measures taken to improve efficiency.

Outlook

  •
  We assume that the global economy will continue to grow in the second half of the year. We also expect a gradual economic revival in the euro zone. However, a continuation of high oil prices could have a distinctly negative effect on prospects for global growth.

  •
  In the further course of the year, we anticipate only moderate growth for the major automobile markets of the triad. There are signs of a continuing recovery of the North American truck market. For the European truck and van markets, we expect a slight expansion compared with the prior year. The bus market segment is likely to stabilize at last year's level. In view of existing overcapacity, we assume that the strong competitive pressure will continue unchanged in all segments.

  •
  For full-year 2004, the Mercedes Car Group expects the models launched in the first half of the year (new generation of the C-Class, the SLK roadster and the smart forfour) and the models to come in the second half of the year (A-Class and CLS coupe) to more than offset the slight decrease in unit sales of the first two quarters. Earnings for the full year are anticipated to be lower than in 2003 due to a changed model mix, exchange-rate effects, and increased start-up costs for new products and expenses for the quality offensive. To ensure the successful implementation of the second product offensive, we have decided to invest additional funds to prepare vehicles for product maturity.

  •
  The Chrysler Group expects a continuation of high price incentives in its markets. Based on customers' positive response to the products introduced so far this year, as well as the ongoing cost-cutting program, the Chrysler Group is also confident of achieving considerable positive earnings in full-year 2004.

  •
  The Commercial Vehicles division anticipates a further improvement in its operating profit for full-year 2004, due to continuous improvements in internal processes, the utilization of economies of scale and its attractive product range. However, the effects of the announced recalls by Mitsubishi Fuso Truck and Bus Corporation cannot be fully quantified yet.

  •
  For the second half of 2004, the Services division expects a continued positive earnings trend in the financial services business. However, interest-rate rises could have an impact on refinancing costs. Operating profit for the full year might be lower than in 2003 due to charges from Toll Collect.

  •
  EADS assumes that the recovery of the air-transport industry will continue during the rest of this year. Revenues are expected to increase slightly over the prior year level, and profitability should continue to improve. We therefore assume that the contribution to Group operating profit from EADS will be higher than in 2003.

    With its decision not to participate in the capital increase for MMC, DaimlerChrysler has given up its significant influence. As of June 30, 2004, our stake in MMC is therefore included in our consolidated financial statements as an investment measured at fair value, so that in the future MMC's operative business will have no effect on DaimlerChrysler's earnings.

  •
  Based on the above assessments, DaimlerChrysler expects to achieve a significant improvement in operating profit for the full year compared with 2003 (excluding restructuring expenditures at the Chrysler Group and excluding the capital gain realized on the sale of MTU Aero Engines).

  •
  On July 23, 2004, the management and the employee representatives reached an "Employment Pact" in Germany, which will allow cost savings starting in 2006 of up to €500 million per year.

Mercedes Car Group

  •
  Unit sales of 319,400 vehicles, slightly higher than in Q2 2003

  •
  Second-quarter operating profit lower than last year, mainly due to continued high expenditure for new products and the comprehensive quality offensive

  •
  Presentation of new A-Class and first deliveries of Mercedes-Benz SLR McLaren and smart forfour

Amounts in millions	Q2 04 US $	Q2 04 €	Q2 03 €	Change in %
Operating profit	856	703	861	-18
Revenues	15,805	12,977	13,221	-2
Unit sales		319,353	317,974	+0
Production		325,074	309,039	+5
Employees (June 30)		105,558	103,046	+2

Unit sales	Q2 04	Q2 03	Change in %
Total	319,353	317,974	+0
Western Europe	224,034	219,471	+2
Germany	104,299	105,057	-1
United States	52,971	55,186	-4
Japan	8,286	10,216	-19
Other markets	34,062	33,101	+3

Developments in second quarter impacted by model changeovers

  •
  The Mercedes Car Group sold 319,400 vehicles in the second quarter, slightly more than in the same period of last year. Revenues amounted to €13.0 billion (Q2 2003: €13.2 billion).

  •
  As a result of the mainly lifecycle-related decrease in unit sales by Mercedes-Benz, high launch costs and start-up costs for new products, as well as the continuation of the quality offensive, operating profit of €703 million was lower than in Q2 2003.

High demand for new generation C-Class

  •
  In the second quarter of 2004, Mercedes-Benz sold 274,200 vehicles worldwide in a difficult market environment (Q2 2003: 281,600). Unit sales of 180,400 vehicles in Western Europe did not quite equal the figure for the prior-year quarter (-2%). Deliveries to dealers in the United States fell by 4% to 53,000 vehicles. US retail sales of 54,100 vehicles were at the same level as in Q2 2003. While unit sales in Japan also decreased, we achieved a significant increase in vehicles sold in China.

  •
  The new generation of the C-Class which was presented at the end of the first quarter received a very positive reception. Sales of C-Class sedans, station wagons and sport coupes rose by 6% to 87,800 units. We have already sold 13,800 of the new SLK roadster. With sales of 21,100 units, the S-Class is still well ahead of its competitors even in its seventh year of production.

    Unit sales of the E-Class (-4%) and the M-Class (-3%) were slightly lower than in the prior-year quarter. Sales of the A-Class decreased due to the upcoming model changeover.

New A-Class presented, first deliveries of Mercedes-Benz SLR McLaren

  •
  At the end of June, the new A-Class was presented to the public. The first press reports are extremely positive. In addition to the well-established and versatile five-door model, for the first time a three-door version of the A-Class will also be available. Deliveries to customers will begin in September.

  •
  In May, the McLaren Technology Centre was inaugurated in Woking, United Kingdom. At the same time, the first Mercedes-Benz SLR McLaren super sports cars were handed over to customers. Reflecting the exclusiveness of this car, the total number of cars produced will be limited. Over a model lifecycle of seven years, a total of 3,500 Mercedes-Benz SLR McLaren cars are scheduled to leave the Woking factory, which is equipped with state-of-the-art manufacturing technology.

Successful launch of smart forfour

  •
  The new smart model series, the smart forfour, has made a good start. 17,800 of the smart forfour were sold in the second quarter, contributing to the smart brand's 24% increase in unit sales to 45,100 vehicles.

Amounts in millions	Q1-2 04 US $	Q1-2 04 €	Q1-2 03 €	Change in %
Operating profit	1,634	1,342	1,549	-13
Revenues	30,022	24,651	25,645	-4
Unit sales		585,341	609,130	-4
Production		632,186	633,185	-0
Employees (June 30)		105,558	103,046	+2

Unit sales	Q1-2 04	Q1-2 03	Change in %
Total	585,341	609,130	-4
Western Europe	397,030	411,406	-3
Germany	185,226	191,093	-3
United States	104,474	108,633	-4
Japan	19,372	21,106	-8
Other markets	64,465	67,985	-5

Chrysler Group

      •
      Operating profit improves significantly due to market success of new products

      •
      Further productivity improvements achieved

      •
      Continued progress with product quality

Amounts in millions	Q2 04 US $	Q2 04 €	Q2 03 €	Change in %
Operating profit	628	516	(948)	.
Revenues	16,084	13,206	11,834	+12
Unit sales		781,443	721,901	+8
Production		740,463	721,158	+3
Employees (June 30)		89,183	97,070	-8

Unit sales	Q2 04	Q2 03	Change in %
Total	781,443	721,901	+8
NAFTA	735,860	675,564	+9
United States	638,032	582,410	+10
Other markets	45,583	46,337	-2

Strong market success of new vehicles

  •
  Worldwide retail sales for the Chrysler Group increased by 3% to 759,800 vehicles in the second quarter of 2004. The growth was primarily due to the success of new products such as the Chrysler 300 and 300C, the Dodge Magnum, the Dodge Durango and the new minivans. Retail sales in the United States rose by 3% compared with Q2 2003, and the Chrysler Group achieved a 13.5% market share in the second quarter (Q2 2003: 13.3%).

  •
  Factory shipments in the second quarter rose by 8% to 781,400 vehicles. Dealers' inventories in the US at June 30 totaled 605,600 vehicles (June 30, 2003: 518,600), equivalent to 72 days' supply (June 30, 2003: 63). Dealers increased their inventories primarily as a result of the introduction of numerous new models in the first half of 2004.

Continuation of positive earnings trend

  •
  As a result of higher shipments and a higher-value model mix, the Chrysler Group's revenues increased by 12% to €13.2 billion. Measured in US dollars, revenues increased by 18%.

  •
  Due to the attractiveness of the new products, the Chrysler Group was able to generally reduce price incentives compared with Q2 2003. Higher unit sales and further cost reductions also contributed to the positive earnings trend. The Chrysler Group achieved an operating profit for Q2 2004 of €516 million. In the second quarter of the prior year, an operating loss of €0.9 billion was posted primarily due to the sharp increase in customer incentives and the resulting necessity for provisions for vehicles in dealers' inventories and for guaranteed residual values.

Quality and productivity improvements continue

  •
  The Chrysler Group achieved an 11% improvement in the 2004 J.D. Power & Associates "Initial Quality Survey". All Chrysler brands showed year-over-year improvements and two vehicles were placed first in their segments: the Dodge Stratus coupe and the Dodge Ram heavy-duty pickup. The Dodge Durango, which was newly launched in November 2003, scored 12% better than its predecessor.

  •
  For the second year in a row, the Chrysler Group was the most improved automaker in terms of manufacturing efficiency in 2003 compared with the prior year, with a 7.8% gain in productivity, according to the June issue of the Harbour Report North America, a recognized analysis of the manufacturing productivity of automakers in the United States.

  •
  The Chrysler Group has announced additional investment in its St. Louis (Missouri) South Assembly Plant to accommodate production of minivans with the very successful Stow 'n' Go seating and storage system. Stow 'n' Go allows the second and third rows of seats to be folded into the floor of the vehicle. This investment is another example of adding flexible manufacturing processes in the Chrysler Group's plants so that we can better adapt to the changing demand from our customers at short notice.

Amounts in millions	Q1-2 04 US $	Q1-2 04 €	Q1-2 03 €	Change in %
Operating profit	991	814	(796)	.
Revenues	30,771	25,266	24,513	+3
Unit sales		1,466,194	1,369,281	+7
Production		1,421,176	1,373,229	+3
Employees (June 30)		89,183	97,070	-8

Unit sales	Q1-2 04	Q1-2 03	Change in %
Total	1,466,194	1,369,281	+7
NAFTA	1,375,175	1,286,785	+7
United States	1,220,615	1,113,133	+10
Other markets	91,019	82,496	+10

Commercial Vehicles

      •
      Strong increase in unit sales and revenues

      •
      Significant improvement in operating profit to €468 million

      •
      Solid growth in truck business

Amounts in millions	Q2 04 US $	Q2 04 €	Q2 03 €	Change in %
Operating profit	570	468	222	+111
Revenues	10,916	8,963	6,580	+36
Unit sales		184,937	125,696	+47
Production		198,267	123,089	+61
Employees (June 30)		110,966	89,000	+25

Unit sales	Q2 04	Q2 03	Change in %
Total	184,937	125,696	+47
Western Europe	74,793	63,773	+17
Germany	29,096	26,344	+10
United States	37,756	28,923	+31
South America	14,248	9,178	+55
Other markets	58,140	23,822	+144

Strong increases in unit sales, revenues and earnings

  •
  The Commercial Vehicles division boosted its second-quarter unit sales by 47% to 184,900 vehicles, while revenues increased by 36% to €9.0 billion. Excluding Mitsubishi Fuso Truck and Bus Corporation (MFTBC), which has been consolidated with a one-month time lag since March 31, 2004, unit sales would have risen by 24% and revenues by 22%.

  •
  Operating profit increased significantly, from €222 million to €468 million, due to the higher unit sales and the successful implementation of the efficiency-enhancing programs.

Continued positive developments in all business units

  •
  The positive development of the truck business continued in the second quarter of 2004.

    The Trucks NAFTA business unit (Freightliner, Sterling, Thomas Built Buses) boosted its unit sales by 24% to 40,200 vehicles. The increase for heavy-duty trucks was even higher in a rapidly expanding market, but we did not quite hold our market share due to bottlenecks in production capacity.

    The Trucks Europe/Latin America business unit (Mercedes-Benz) sold 35,100 units, also surpassing the figure for the prior year by a large margin (+34%), mainly due to high demand for the Actros. The very strong growth of the Turkish market and the ongoing market recovery in South America also contributed to the positive sales trend.

    MFTBC sold 44,800 vehicles in the months of April through June (April-June 2003: 41,300). Whereas MFTBC's unit sales outside Japan continued to rise, in the home market they decreased. Fuso's market share in Japan was 26.5%, compared to 28.4% in the same period of last year.

  •
  The Mercedes-Benz Vans business unit increased its unit sales by 21% to 73,200 vehicles, due in particular to positive developments in Eastern Europe and South America. The new Viano and Vito models gained slight market share in Western Europe.

  •
  The DaimlerChrysler Buses business unit achieved a 30% increase in unit sales to 8,500 buses and chassis. Demand increased primarily in Western Europe, Turkey and South America.

Realignment of strategic alliance with Hyundai Motor

  •
  In May 2004, DaimlerChrysler and Hyundai Motor agreed to terminate their alliance with respect to engines for commercial vehicles and the discussions that they had been holding regarding a truck joint venture. Due to DaimlerChrysler's majority stake in MFTBC and the progress achieved in China, the cooperation with Hyundai had become less important. The project for the joint development of medium-sized gasoline engines for passenger cars (World Engine Project) and other individual projects, such as supplying Hyundai with series OM 906 engines for medium-sized buses are being continued, however.

Amounts in millions	Q1-2 04 US $	Q1-2 04 €	Q1-2 03 €	Change in %
Operating profit	896	736	269	+174
Revenues	18,969	15,575	12,354	+26
Unit sales		310,727	232,733	+34
Production		336,303	239,728	+40
Employees (June 30)		110,966	89,000	+25

Unit sales	Q1-2 04	Q1-2 03	Change in %
Total	310,727	232,733	+34
Western Europe	131,039	117,161	+12
Germany	48,825	44,156	+11
United States	71,332	53,327	+34
South America	25,937	18,090	+43
Other markets	82,419	44,155	+87

Services

      •
      Significant increase in operating profit to €472 million

      •
      Positive business trend in all regions

      •
      Growing importance of financial services for the Group's automotive brands

Amounts in millions	Q2 04 US $	Q2 04 €	Q2 03 €	Change in %
Operating profit	575	472	334	+41
Revenues	4,218	3,463	3,508	-1
Contract volume	127,296	104,521	103,317	+1
New business	16,421	13,483	12,198	+11
Employees (June 30)		11,132	10,837	+3

Further increase in operating profit

  •
  With a second-quarter operating profit of €472 million, Services significantly surpassed its strong result of the prior year (+41%). The key factors behind the increase were the improved profitability of the division's entire portfolio and the reduced need for risk provisioning.

  •
  New business rose by 11% to €13.5 billion. In the second quarter, 578,100 new contracts were concluded worldwide (Q2 2003: 503,200). Contract volume of €104.5 billion at the end of the second quarter was at the same level as a year earlier; adjusted for currency-translation effects, the portfolio expanded by 6%.

Continued positive development in North America

  •
  In North America, we have further improved our processes in account management and the remarketing of ex-lease vehicles. Mercedes-Benz Credit significantly increased the proportion of ex-lease vehicles sold through our dealerships. With offers tailored to customers' needs, our financial services also contributed towards the sales success of the new Chrysler Group models. In the field of commercial vehicles, DaimlerChrysler Services increased its business volume as a result of intensified marketing activities with Freightliner dealers. Business volume in North America amounted to €75.4 billion (Q2 2003: €76.9 billion), adjusted for currency-translation effects there was a rise of 4%.

Growth in Europe, Asia and South America

  •
  In the European markets, our portfolio expanded by an above-average rate of 9% to €24.2 billion. Contract volume rose particularly sharply in Germany (+11%) and the United Kingdom (+17%). In addition, growth in contract volume was especially dynamic in the new EU states. In an improved economic environment, our financial-services companies in South America succeeded in increasing their total contract volume by 8% to €0.6 billion. In Asia, our portfolio also increased by a dynamic 11% to €3.2 billion.

DaimlerChrysler Bank continues to expand its automotive business

  •
  In the second quarter of this year, DaimlerChrysler Bank significantly increased its new business with automotive financial services by 11% to €2.1 billion. In June, car insurance was added to its range of services. At the end of the quarter, DaimlerChrysler Bank had a base of more than 890,000 customers (+19%).

Toll Collect prepares introduction of truck toll system

  •
  The Toll Collect consortium, in which DaimlerChrysler Services holds a 45% stake, is working hard to achieve the start of the toll-collection system for trucks in Germany on January 1, 2005. From January 1, 2006, the system is to expand its functionality.

Amounts in millions	Q1-2 04 US $	Q1-2 04 €	Q1-2 03 €	Change in %
Operating profit	844	693	753	-8
Revenues	8,324	6,835	7,116	-4
Contract volume	127,296	104,521	103,317	+1
New business	29,377	24,121	23,248	+4
Employees (June 30)		11,132	10,837	+3

Other Activities

Other Activities Amounts in millions	Q2 04 US $	Q2 04 €	Q2 03 €	Change in %
Operating profit	104	85	217	-61

DaimlerChrysler Off-Highway Amounts in millions	Q2 04 US $	Q2 04 €	Q2 03 €	Change in %
Revenues	508	417	380	+10
Incoming orders	515	423	369	+15
Employees (June 30)		7,000	7,079	-1

  The segment Other Activities includes our shareholdings in European Aeronautic Defence and Space Company (EADS) and Mitsubishi Motors Corporation (MMC). Since January 1, 2004, the DaimlerChrysler Off-Highway business unit, which was previously a part of the Commercial Vehicles division, has also been included in this segment. The prior-year figures have been adjusted for comparability. Other Activities also includes Corporate Research, the Group's real-estate activities, and our holding and finance companies.

  The operating-profit contributions generated by our holdings in EADS and MMC are included in the operating profit of DaimlerChrysler with a time lag of one quarter. With its decision not to participate in MMC's capital increase, DaimlerChrysler has given up its significant influence. Since June 30, 2004, our stake in MMC is therefore included in our consolidated financial statements as an investment measured at fair value.

  The decrease in operating profit is primarily due to the negative contribution from MMC (positive in the prior year) and the fact that there was no contribution from the former business unit MTU Aero Engines, which was sold as of December 31, 2003.

Increased revenues and incoming orders

  •
  In the second quarter of 2004, demand for off-highway diesel engines improved worldwide, with a particularly sharp increase in Asia.

  •
  Second-quarter revenues generated by the DaimlerChrysler Off-Highway business unit increased by 10% to €417 million. Growth was especially strong in the fields of Power Generation and Rail (engines for locomotives). Whereas Power Generation mainly profited from strong demand in Asia, increases in sales of locomotive engines were primarily achieved in Germany.

  •
  Incoming orders rose sharply from €369 million to €423 million. The rise was mainly due to orders from Asia for engines for power generation, which more than compensated for lower orders in other operations.

Other Activities Amounts in millions	Q1-2 04 US $	Q1-2 04 €	Q1-2 03 €	Change in %
Operating profit	267	219	289	-24

DaimlerChrysler Off-Highway Amounts in millions	Q1-2 04 US $	Q1-2 04 €	Q1-2 03 €	Change in %
Revenues	882	724	710	+2
Incoming orders	1,136	933	887	+5
Employees (June 30)		7,000	7,079	-1

EADS

  •
  The European Aeronautic Defence and Space Company (EADS), the world's second-largest aerospace and defense company, again performed well in the first half of 2004. The recovery of the civil aviation industry has already had positive effects on its business operations.

  •
  In the second quarter of 2004, Airbus delivered 94 aircraft to its customers (Q2 2003: 84). In the period of January through June, Airbus delivered a total of 161 aircraft (January through June 2003: 149), and was thus ahead of its main competitor, Boeing. 117 of these aircraft were airplanes of the A320 family, and 39 were of the type A330/A340.

  •
  In April, China Southern Airlines signed a purchase agreement for 21 aircraft of the Airbus A320 family. This airline is now one of the biggest A320 customers in Asia. US low-budget airline Jet Blue Airways also ordered 30 A320 aircraft in the second quarter.

  •
  In April, the Military Transport Aircraft division unit was selected to supply five Airbus tanker aircraft to the Australian Air Force. EADS has thus once again demonstrated its competitiveness in this strategically important growth market.

  •
  At the International Aerospace Exhibition (ILA) in Berlin, the launcher services company, Arianespace, awarded EADS a contract to produce 30 Ariane-5 launchers with a total value of €3 billion.

  •
  In April, EADS Astrium received an order from Telesat, a Canadian satellite operator, to supply its new telecommunication satellite, Anik F3.

Mitsubishi Motors Corporation

  •
  On May 21, 2004, Mitsubishi Motors published its financial statements for the financial year ending March 31, 2004. As a result in particular of the sharp drop in demand in the United States caused by intense competition and a more restrictive credit policy, the company incurred an operating loss for that period of JPY 96.9 billion (€745 million). Its net loss of JPY 215.4 billion (€1.7 billion) was also affected by impairment charges on deferred tax assets.

  •
  In the months of April through June 2004, MMC's unit sales fell by 11% to 338,200 vehicles. Whereas unit sales increased by 9% in Europe, they dropped sharply in Japan (-38%) and North America (-30%).

  •
  Following the decision taken on April 22, 2004 by the Board of Management and the Supervisory Board of DaimlerChrysler not to participate in a planned capital increase and thus to provide no further financial support to MMC, MMC drew up a new midterm business plan together with its major shareholders, Mitsubishi Heavy Industries, Mitsubishi Corporation and the Bank of Tokyo-Mitsubishi. The revitalization plan announced on May 21 aims to restore customer confidence and to achieve major cost reductions in all areas. Supplementary measures were announced on June 16. DaimlerChrysler and Mitsubishi Motors have agreed to continue with contractually agreed joint projects.

  •
  In the context of the revitalization plan, a capital injection was agreed to strengthen the company's financial standing. Through the issue of ordinary and preference shares, which was completed in mid July, MMC received new capital of around JPY 496 billion (€3.8 billion). This capital increase resulted in DaimlerChrysler's stake in MMC being reduced to less than 25% from its former level of 37%. Due to the mandatory convertible bonds that have been issued, this percentage will continue to decrease significantly in the future.

Analysis of the Financial Situation

Operating Profit (Loss) by Segments

In millions	Q2 04 US$	Q2 04 €	Q2 03 €	Q1-2 04 US$	Q1-2 04 €	Q1-2 03 €
Mercedes Car Group	856	703	861	1,634	1,342	1,549
Chrysler Group	628	516	(948)	991	814	(796)
Commercial Vehicles	570	468	222	896	736	269
Services	575	472	334	844	693	753
Other Activities	104	85	217	267	219	289
Eliminations	(192)	(158)	(45)	(215)	(177)	(20)
DaimlerChrysler Group	2,541	2,086	641	4,417	3,627	2,044

Group second-quarter operating profit increased by €1.4 billion

  •
  In the second quarter of 2004, DaimlerChrysler achieved an operating profit of €2,086 million, exceeding the prior year's result by €1,445 million.

  •
  The improvement in operating profit resulted almost solely from the Group's Industrial Business. In addition to the Chrysler Group, which substantially increased its operating result by €1,464 million, the Commercial Vehicles division also made a significant contribution to the improved earnings. As expected, however, the Mercedes Car Group did not equal the high level of the prior-year quarter. The operating profit of the Other Activities segment was also below the prior year's level, mainly due to the decreased proportionate result of Mitsubishi Motors.

  •
  Financial Services' operating profit increased by €160 million to €488 million, and was thus responsible for the improvement posted by the Services division.

  •
  Effective January 1, 2004, the DaimlerChrysler Off-Highway business unit, which was previously a part of the Commercial Vehicles division, was allocated to Other Activities. Those two divisions' prior-year figures for operating profit have been adjusted for comparability.

As expected, decrease in the Mercedes Car Group's operating profit

  •
  In the quarter under review, the Mercedes Car Group achieved an operating profit of €703 million which was, as expected, lower than the result for the prior-year quarter (€861 million).

  •
  In addition to lower unit sales of Mercedes-Benz Passenger Cars, which were only partially offset by the new generation of the C-Class and the new SLK, the decrease was caused by higher launch costs and advance expenditures for new models as well as expenditures associated with the continuation of the quality initiative.

  •
  Furthermore, compared with the second quarter of last year, the operating profit of the Mercedes Car Group was impacted by currency effects — mainly from the U.S. dollar and the yen.

  •
  The profit contribution from smart was negative. The launch of the smart forfour at the beginning of the second quarter led to a distinct increase in unit sales with a positive effect on earnings. However, this increase was more than offset by launch costs, effects of lifecycle-related lower sales of smart fortwo as well as advance expenditures for smart formore.

Significant earnings improvement at Chrysler Group

  •
  Chrysler Group posted an operating profit of €516 million in the second quarter of 2004 compared to an operating loss of €948 million in the second quarter of 2003.

  •
  The increase in operating profit was primarily the result of lower sales incentive expense and higher vehicle shipments as well as continued cost reductions. The second quarter of 2003 was heavily impacted by higher sales incentives in the U.S. market, which included our provisions for marketing costs related to dealer inventories. The successful launch of the new products in the first half of 2004 also lowered our sales incentive expense.

  •
  Vehicle shipments of 781,400 vehicles in the second quarter of 2004, were 59,500 higher than the prior-year period, partially reflecting an increase in dealer inventories primarily as a result of new product introductions.

  •
  Turnaround plan charges and charges for workforce reduction actions totalling €81 million were included in the operating profit of the second quarter of 2004. In addition, operating results for the second quarter of 2004 were favorably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

Operating Profit

In millions	Q2 04 US$	Q2 04 €	Q2 03 €	Q1-2 04 US$	Q1-2 04 €	Q1-2 03 €
Industrial Business	1,946	1,598	313	3,192	2,621	1,298
Financial Services	595	488	328	1,225	1,006	746
DaimlerChrysler Group	2,541	2,086	641	4,417	3,627	2,044

Continuing positive earnings trend at the Commercial Vehicles division

  •
  The Commercial Vehicles division increased its second-quarter operating profit from last year's €222 million to €468 million. This was primarily due to higher unit sales, particularly by the Trucks and the DaimlerChrysler Buses and Coaches business units, the successful launch of the van family, Viano and Vito, by the Mercedes-Benz Vans business unit, and the further progress made with the efficiency-improvement programs in the business units.

Services' operating profit increased due to strong financial services business

  •
  In the second quarter of 2004, the operating profit achieved by the Services division increased by 41% to €472 million (Q2 2003: €334 million).

  •
  This increase was primarily due to the improved efficiency in the operative business, particularly relating to risk controlling for the contract portfolio in North America and the generally improved profitability of the entire portfolio.

  •
  In addition, positive effects resulted from an improved market environment, which necessitated lower provisions for credit risks.

Other Activities impacted by proportionate share of Mitsubishi Motors' decreased result

  •
  The Other Activities segment posted an operating profit of €85 million for the second quarter of 2004 (Q2 2003: €217 million). The quarter under review was mainly impacted by the Group's proportionate share of the worsened operating result of Mitsubishi Motors, which was caused by a weak demand. In addition, DaimlerChrysler's decision not to participate in a capital increase at Mitsubishi Motors Corporation (MMC) resulted in the dilution of DaimlerChrysler's interest in MMC and led to a dilution loss. However, the dilution loss was more than compensated for by gains realized on the currency hedging of the Group's investment in MMC which so far have been accounted for without an effect on earnings. An additional factor was, that the prior-year quarter still included the operating profit of the former business unit MTU Aero Engines, which was sold effective December 31, 2003. A positive contribution to Other Activities' operating profit was made by the DaimlerChrysler Off-Highway business unit, which improved its second-quarter earnings compared with last year. The positive contribution from EADS equaled the level of the prior year.

Reconciliation from operating profit to income before financial income

  •
  "Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/curtailment losses" is the sum of the interest costs of pension and health-care obligations, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses. Operating profit excludes these components of the net periodic pension costs, since they are driven by financial factors and do not reflect the operating performance of the divisions.

  •
  "Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from the operating investments, which are reported as a component of financial income in the statements of income. These contributions are allocated to the operating profit of the respective divisions. In the second quarter of 2004, this resulted in a positive overall contribution to operating profit of €20 million (Q2 2003: €144 million). The decrease compared with the prior-year quarter was primarily due to the deterioration in the contribution from the Group's equity investment in Mitsubishi Motors. The profit contribution from EADS was at the same level as in the prior-year period.

  •
  "Operating profit from discontinued operations" shows the operating profit of the former business unit MTU Aero Engines, which is presented in the consolidated statements of income (loss) for the second quarter of 2003 as "Income from discontinued operations, net of taxes".

Reconciliation of Group Operating Profit to Income Before Financial Income

(in millions)	Q2 04 US$	Q2 04 €	Q2 03 €	Q1-2 04 US$	Q1-2 04 €	Q1-2 03 €
Operating profit	2,541	2,086	641	4,417	3,627	2,044
Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/curtailment losses	(288)	(236)	(234)	(579)	(475)	(440)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(24)	(20)	(144)	(7)	(6)	(223)
Operating profit from discontinued operations	—	—	(19)	—	—	(53)
Miscellaneous items	(3)	(2)	(21)	(48)	(40)	(32)
Income before financial income	2,226	1,828	223	3,783	3,106	1,296

Net income increased despite higher net financial expense

  •
  The financial loss for the second quarter amounted to €478 million (Q2 2003: loss of €18 million). The substantial decline of €460 million was almost solely due to the loss from investments of €392 million, compared with income from investments of €60 million in the prior-year quarter. This is a reflection of the Group's proportionate share in the loss incurred by Mitsubishi Motors, which was caused not only by the company's worsened operating business, but also by impairments recognized on capitalized deferred tax assets. In total, net interest expense (€63 million; Q2 2003: €114 million) and net other financial loss (€23 million; Q2 2003: net other financial income of €36 million) remained at the prior-year's level.

  •
  Net income for the second quarter of 2004 amounted to €554 million (Q2 2003: €109 million). The relatively low increase in net income compared with income before financial income and income taxes—and thus also operating profit—was due on the one hand to the Group's share in the loss of Mitsubishi Motors (€485 million). On the other hand, higher taxable income led to a corresponding increase in the tax expense.

  •
  Earnings per share amounted to €0.55, compared with €0.11 for Q2 2003.

Increase in total assets due to consolidation of Mitsubishi Fuso Truck and Bus Corporation (MFTBC) and expansion of sales-financing business

  •
  Compared with December 31, 2003, total assets increased by €11.1 billion to €189.4 billion. This development was mainly caused by the expansion of the Financial Services business and by the full consolidation of MFTBC effective March 31, 2004. Currency-translation effects were responsible for €3.3 billion of the increase in total assets.

  •
  The increase in property, plant and equipment as of June 30, 2004 was primarily a result of consolidating MFTBC. The inclusion of MFTBC in the consolidated group as well as fluctuations in production volumes during the year caused increases in inventories, trade receivables and trade liabilities. Other receivables were reduced by the valuation and termination of derivative financial instruments. The increases in equipment on operating leases and receivables from Financial Services were caused by the expansion of the sales-financing business and exchange-rate effects. Accrued liabilities increased due to currency-translation effects, but also due to the full consolidation of MFTBC. The change in minority interests was almost solely due to the full consolidation of MFTBC, since 35% of its stock is held by shareholders outside the DaimlerChrysler Group.

  •
  Stockholders' equity decreased from €34.5 billion at the end of 2003 to €34.3 billion at June 30, 2004. The decrease was caused by the dividend distribution for the fiscal year 2003 as well as by the valuation of the Group's derivative financial instruments. These factors were partially offset by the Group's positive net income, the effects of currency translation and the valuation of available-for-sale securities.

  •
  The equity ratio at June 30, 2004 was 18.1% compared with 18.5% at the end of 2003. The equity ratio for the Industrial Business was 25.3% (December 31, 2003: 26.1%). The decrease in these ratios was also related to the first-time full consolidation of MFTBC.

Statement of cash flows affected by changes in working capital

  •
  Cash provided by operating activities was €8.8 billion compared with €9.5 billion in the first half of last year. This development was primarily due to a lower level of cash released from the working capital of the Industrial Business. This effect was partially offset by higher cash inflows from improved business results. The net cash inflow from Financial Services' operating activities of €3.9 billion remained virtually unchanged from the prior-year period.

  •
  Cash used for investing activities rose by €1.1 billion to €10.3 billion compared with the respective prior-year period. The increase was mainly due to lower proceeds from the sale of leased vehicles at Financial Services. On the other hand, compared with the prior year, cash used for investing activities was reduced due to lower payments for the acquisition of additional shares in MFTBC. Considering cash acquired in connection with the first-time consolidation of MFTBC's balance sheet (€0.4 billion), there was no net cash outflow for the shares acquired in 2004. In the first half of 2003, €0.7 billion in cash was paid for the purchase of 43% of the shares in MFTBC.

  •
  Cash used for financing activities of €1.4 billion was primarily attributable to the dividend payment for the 2003 financial year in the second quarter of 2004. In the prior-year period, the dividend payment was more than offset by a cash inflow from net borrowing. As a result, cash provided by financing activities was €1.0 billion in the six months ended June 30, 2003.

  •
  Cash and cash equivalents with an original maturity of three months or less decreased by €2.7 billion compared with December 31, 2003. Total liquidity, which also includes marketable securities and long-term investments, was reduced from €14.3 billion to €12.2 billion.

Events after the end of the second quarter of 2004

  •
  Since the end of the second quarter of 2004, apart from the aforementioned developments, there have been no further occurrences which are of major significance to DaimlerChrysler and which could lead to a modified assessment of the Group's position. The course of business in July 2004 confirms the statements made in the Outlook.

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) Q2

	Consolidated			Industrial Business		Financial Services
(in millions, except per share amounts)	Q2 2004 (Note 1) $	Q2 2004 €	Q2 2003 €	Q2 2004 €	Q2 2003 €	Q2 2004 €	Q2 2003 €
Revenues	45,150	37,072	33,860	33,611	30,351	3,461	3,509
Cost of sales	(36,022)	(29,577)	(27,761)	(26,922)	(25,035)	(2,655)	(2,726)
Gross margin	9,128	7,495	6,099	6,689	5,316	806	783
Selling, administrative and other expenses	(5,359)	(4,401)	(4,515)	(4,080)	(4,124)	(321)	(391)
Research and development	(1,682)	(1,381)	(1,471)	(1,381)	(1,471)	—	—
Other income	182	150	115	132	106	18	9
Turnaround plan expenses — Chrysler Group	(43)	(35)	(5)	(35)	(5)	—	—
Income (loss) before financial income	2,226	1,828	223	1,325	(178)	503	401
Financial expense, net (therein loss on issuance of associated company stock of €135 in 2004)	(582)	(478)	(18)	(478)	(16)	—	(2)
Income (loss) before income taxes	1,644	1,350	205	847	(194)	503	399
Income tax benefit (expense)	(932)	(766)	(78)	(575)	87	(191)	(165)
Minority interests	(37)	(30)	(12)	(27)	(11)	(3)	(1)
Income (loss) from continuing operations	675	554	115	245	(118)	309	233
Income from discontinued operations, net of taxes	—	—	(6)	—	(6)	—	—
Net income (loss)	675	554	109	245	(124)	309	233
Earnings per share
Basic earnings per share
Income from continuing operations	0.67	0.55	0.11
Income from discontinued operations	—	—	—
Net income	0.67	0.55	0.11
Diluted earnings per share
Income from continuing operations	0.67	0.55	0.11
Income from discontinued operations	—	—	—
Net income	0.67	0.55	0.11

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q1-2

	Consolidated			Industrial Business		Financial Services
(in millions, except per share amounts)	Q1-2 2004 (Note 1) $	Q1-2 2004 €	Q1-2 2003 €	Q1-2 2004 €	Q1-2 2003 €	Q1-2 2004 €	Q1-2 2003 €
Revenues	84,550	69,423	67,112	62,592	59,995	6,831	7,117
Cost of sales	(67,557)	(55,470)	(54,564)	(50,250)	(48,957)	(5,220)	(5,607)
Gross margin	16,993	13,953	12,548	12,342	11,038	1,611	1,510
Selling, administrative and other expenses	(10,329)	(8,481)	(8,708)	(7,879)	(8,018)	(602)	(690)
Research and development	(3,218)	(2,642)	(2,863)	(2,642)	(2,863)	—	—
Other income	400	328	324	301	303	27	21
Turnaround plan expenses — Chrysler Group	(63)	(52)	(5)	(52)	(5)	—	—
Income before financial income	3,783	3,106	1,296	2,070	455	1,036	841
Financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004)	(1,056)	(867)	(130)	(871)	(132)	4	2
Income before income taxes	2,727	2,239	1,166	1,199	323	1,040	843
Income tax expense	(1,528)	(1,254)	(468)	(868)	(104)	(386)	(364)
Minority interests	(46)	(38)	(15)	(34)	(12)	(4)	(3)
Income from continuing operations	1,153	947	683	297	207	650	476
Income from discontinued operations, net of taxes	—	—	14	—	14	—	—
Net income	1,153	947	697	297	221	650	476
Earnings per share
Basic earnings per share
Income from continuing operations	1.14	0.94	0.67
Income from discontinued operations	—	—	0.02
Net income	1.14	0.94	0.69
Diluted earnings per share
Income from continuing operations	1.13	0.93	0.67
Income from discontinued operations	—	—	0.02
Net income	1.13	0.93	0.69

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated			Industrial Business		Financial Services
(in millions)	June 30, 2004 (unaudited) (Note 1) $	June 30, 2004 (unaudited) €	Dec. 31, 2003 €	June 30, 2004 (unaudited) €	Dec. 31, 2003 (unaudited) €	June 30, 2004 (unaudited) €	Dec. 31, 2003 (unaudited) €
Assets
Goodwill	2,438	2,002	1,816	1,941	1,757	61	59
Other intangible assets	3,817	3,134	2,819	3,054	2,731	80	88
Property, plant and equipment, net	43,713	35,892	32,917	35,735	32,761	157	156
Investments and long-term financial assets	9,903	8,131	8,748	7,783	8,416	348	332
Equipment on operating leases, net	33,089	27,169	24,385	3,989	2,890	23,180	21,495
Fixed assets	92,960	76,328	70,685	52,502	48,555	23,826	22,130
Inventories	21,609	17,743	14,948	16,317	13,560	1,426	1,388
Trade receivables	9,154	7,516	6,081	7,344	5,851	172	230
Receivables from financial services	71,431	58,651	52,638	—	—	58,651	52,638
Other receivables	15,482	12,712	15,848	8,497	11,129	4,215	4,719
Securities	4,453	3,656	3,268	3,209	2,801	447	467
Cash and cash equivalents	10,420	8,556	11,017	7,741	9,719	815	1,298
Non-fixed assets	132,549	108,834	103,800	43,108	43,060	65,726	60,740
Deferred taxes	3,794	3,115	2,688	2,970	2,527	145	161
Prepaid expenses	1,322	1,086	1,095	998	1,002	88	93
Total assets	230,625	189,363	178,268	99,578	95,144	89,785	83,124
Liabilities and stockholders' equity
Capital stock	3,207	2,633	2,633
Additional paid-in capital	9,708	7,971	7,915
Retained earnings	34,726	28,513	29,085
Accumulated other comprehensive loss	(5,833)	(4,789)	(5,152)
Treasury stock	(6)	(5)	—
Stockholders' equity	41,802	34,323	34,481	25,237	26,361	9,086	8,120
Minority interests	1,358	1,115	470	1,093	454	22	16
Accrued liabilities	52,574	43,168	39,172	42,296	38,439	872	733
Financial liabilities	93,395	76,685	75,690	8,293	11,779	68,392	63,911
Trade liabilities	17,868	14,671	11,583	14,414	11,359	257	224
Other liabilities	11,467	9,416	8,805	6,659	6,030	2,757	2,775
Liabilities	122,730	100,772	96,078	29,366	29,168	71,406	66,910
Deferred taxes	3,478	2,856	2,736	(3,818)	(3,377)	6,674	6,113
Deferred income	8,683	7,129	5,331	5,404	4,099	1,725	1,232
Total liabilities	188,823	155,040	143,787	74,341	68,783	80,699	75,004
Total liabilities and stockholders' equity	230,625	189,363	178,268	99,578	95,144	89,785	83,124

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total
Balance at January 1, 2003	2,633	7,819	30,156	612	(74)	1,065	(7,207)	—	35,004
Net income	—	—	697	—	—	—	—	—	697
Other comprehensive income (loss)	—	—	—	(602)	179	897	(12)	—	462
Total comprehensive income									1,159
Stock based compensation	—	43	—	—	—	—	—	—	43
Issuance of shares upon exercise of options	—	1	—	—	—	—	—	—	1
Purchase of capital stock	—	—	—	—	—	—	—	(28)	(28)
Re-issuance of treasury stock	—	—	—	—	—	—	—	21	21
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at June 30, 2003	2,633	7,863	29,334	10	105	1,962	(7,219)	(7)	34,681
Balance at January 1, 2004	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481
Net income	—	—	947	—	—	—	—	—	947
Other comprehensive income (loss)	—	—	—	481	379	(497)	—	—	363
Total comprehensive income									1,310
Stock based compensation	—	56	—	—	—	—	—	—	56
Purchase of capital stock	—	—	—	—	—	—	—	(23)	(23)
Re-issuance of treasury stock	—	—	—	—	—	—	—	18	18
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at June 30, 2004	2,633	7,971	28,513	(468)	712	1,730	(6,763)	(5)	34,323

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated			Industrial Business		Financial Services
(in millions)	Q1-2 2004 (Note 1) $	Q1-2 2004 €	Q1-2 2003 €	Q1-2 2004 €	Q1-2 2003 €	Q1-2 2004 €	Q1-2 2003 €
Net income	1,153	947	697	297	221	650	476
Income applicable to minority interests	46	38	15	34	12	4	3
Gains on disposals of businesses	(6)	(5)	(1)	(5)	(1)	—	—
Depreciation and amortization of equipment on operating leases	3,158	2,592	2,788	228	279	2,364	2,509
Depreciation and amortization of fixed assets	3,490	2,865	2,955	2,834	2,902	31	53
Change in deferred taxes	313	257	(438)	(91)	(851)	348	413
Equity (income) loss from associated companies	927	761	—	771	6	(10)	(6)
Change in financial instruments	(300)	(246)	63	(249)	22	3	41
Gains on disposals of fixed assets/securities	(255)	(209)	(232)	(209)	(232)	—	—
Change in trading securities	(93)	(76)	(7)	(73)	—	(3)	(7)
Change in accrued liabilities	2,079	1,707	2,261	1,645	2,271	62	(10)
Turnaround plan expenses — Chrysler Group	63	52	5	52	5	—	—
Turnaround plan payments — Chrysler Group	(158)	(130)	(172)	(130)	(172)	—	—
Changes in other operating assets and liabilities:
— Inventories, net	(2,150)	(1,765)	(1,309)	(1,845)	(1,512)	80	203
— Trade receivables	(7)	(6)	(638)	(64)	(647)	58	9
— Trade liabilities	2,461	2,020	1,987	1,989	1,988	31	(1)
— Other assets and liabilities	(3)	(2)	1,495	(278)	1,301	276	194
Cash provided by operating activities	10,718	8,800	9,469	4,906	5,592	3,894	3,877
Purchases of fixed assets:
— Increase in equipment on operating leases	(10,593)	(8,698)	(8,635)	(2,529)	(2,679)	(6,169)	(5,956)
— Purchase of property, plant and equipment	(3,649)	(2,996)	(3,114)	(2,969)	(3,070)	(27)	(44)
— Purchase of other fixed assets	(217)	(178)	(161)	(172)	(129)	(6)	(32)
Proceeds from disposals of equipment on operating leases	6,988	5,738	7,555	2,893	3,023	2,845	4,532
Proceeds from disposals of fixed assets	611	502	207	490	198	12	9
Payments for investments in businesses	(208)	(171)	(733)	(171)	(708)	—	(25)
Proceeds from disposals of businesses	166	136	102	122	79	14	23
(Increase) decrease in receivables from financial services, net	(4,842)	(3,976)	(3,892)	—	26	(3,976)	(3,918)
(Acquisition) disposition of securities (other than trading), net	(431)	(354)	(238)	(372)	(214)	18	(24)
Change in other cash	(377)	(309)	(258)	(313)	(335)	4	77
Cash used for investing activities	(12,552)	(10,306)	(9,167)	(3,021)	(3,809)	(7,285)	(5,358)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €(380) ($(463)) and €480 in 2004 and 2003, respectively)	125	103	2,551	(2,675)	(202)	2,778	2,753
Dividends paid (incl. profit transferred from subsidiaries)	(1,850)	(1,519)	(1,535)	(1,513)	(1,527)	(6)	(8)
Proceeds from issuance of capital stock (incl. minority interests)	22	18	21	18	(7)	—	28
Purchase of treasury stock	(28)	(23)	(28)	(23)	(28)	—	—
Cash provided by (used for) financing activities	(1,731)	(1,421)	1,009	(4,193)	(1,764)	2,772	2,773
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	244	200	(437)	184	(395)	16	(42)
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(3,321)	(2,727)	874	(2,124)	(376)	(603)	1,250
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	13,113	10,767	9,100	9,469	8,161	1,298	939
At end of period	9,792	8,040	9,974	7,345	7,785	695	2,189

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.     Presentation of Condensed Consolidated Financial Statements

        General.    The unaudited interim condensed consolidated financial statements ("interim financial statements") of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in millions of euros ("€") and, for amounts as of and for the three and six months ended June 30, 2004, also in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of €1= $1.2179, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 2004.

        Certain amounts reported in prior periods have been reclassified to conform to the current period presentation and to reflect presentation requirements with respect to discontinued operations.

        All significant intercompany accounts and transactions have been eliminated. The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2003 audited consolidated financial statements and notes thereto included in DaimlerChrysler's amended 2003 Annual Report on Form 20-F/A which was filed with the United States Securities and Exchange Commission on June 30, 2004.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations and cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

        Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

        New Accounting Standards Not Yet Adopted.    In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method. EITF 03-1 provides a multi-step model for determining whether an impairment of an investment is other-than-temporary. An impairment charge must be recognized in earnings in the period in which an other-than-temporary impairment has occurred for the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date.

        In addition to the disclosures provided in the Group's 2003 Annual Report on Form 20-F/A, the consensus reached in March 2004 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to investments and beneficial interests within the scope of EITF 03-1. EITF 03-1 also requires certain disclosures about cost method investments when the fair value of such investments is not currently estimable. Except for the disclosure requirements already in place, the provisions of EITF 03-1 are effective prospectively for reporting periods beginning after June 15, 2004.

DaimlerChrysler does not expect to have a material effect from the adoption of the impairment provisions of EITF 03-1 on the Group's consolidated financial statements.

        In March 2004, the EITF reached a consensus on EITF 03-16, "Accounting for Investments in Limited Liability Companies." EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. The provisions of EITF 03-16 are effective for reporting periods beginning after June 15, 2004. DaimlerChrysler does not expect to have a material effect from the adoption of EITF 03-16 on the Group's consolidated financial statements.

        In May 2004, the Financial Accounting Standards Board ("FASB") finalized FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("Medicare Act") with guidance on accounting for subsidies provided under the Medicare Act which became law in December 2003. DaimlerChrysler will adopt FSP 106-2 in the third quarter of 2004. On the basis of actuarial estimates, the Medicare Act will result in an overall reduction of the accumulated postretirement benefit obligation ("APBO") for postretirement health and life insurance benefits amounting to approximately €1.0 billion as of January 1, 2004. Accordingly, net periodic postretirement benefit cost for 2004 will be reduced by approximately €0.1 billion. The APBO and the net periodic postretirement benefit cost as of and for the periods ending June 30, 2004, do not reflect amounts associated with the subsidies provided by the Medicare Act.

        In July 2004, the EITF reached a consensus on EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. EITF 02-14 is effective as of the beginning of the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, shall be presented as the cumulative effect of a change in accounting principle. DaimlerChrysler is currently determining the effect of EITF 02-14 on the Group's consolidated financial statements.

2.     Variable Interest Entities

        DaimlerChrysler applied the provisions of FASB Interpretation ("FIN") 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), to special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The implementation of those provisions resulted in the consolidation of several variable interest entities that did not materially impact DaimlerChrysler's results for the three and six months ended June 30, 2004. Refer to the Group's 2003 Annual Report on Form 20-F/A for the disclosures required by FIN 46R about DaimlerChrysler's involvement with variable interest entities with which it had involvement as of December 31, 2003.

        Individual associated companies included in the Group's consolidated financial statements under the equity method are also subject to the requirements of FIN 46R at the investee level. Because DaimlerChrysler accounts for its equity in the earnings and losses of certain associated companies, such as European Aeronautic Defence and Space Company EADS N.V., on a three-month lag, the initial impact of adoption of FIN 46R consolidation requirements by these associated companies has been recognized in the Group's consolidated statement of income on a three-month lag. Because the impact was not material, the cumulative effect of applying the consolidation requirements of FIN 46R by these associated companies is included in the line item "financial income (expense), net" in the Group's interim financial statements.

3.     Significant Investments Accounted for Under the Equity Method

        On April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler AG decided to withdraw from providing any financial support to Mitsubishi Motors Corporation ("MMC"). In the second quarter of 2004, MMC together with its other shareholders established a restructuring plan, which led to changes in the capital and shareholder structure of MMC as well as to changes in the composition of MMC's Supervisory Board and Board of Management. In this context, a new investor took a stake of 33.3% in the common stock of MMC and was endowed with significant —

contractually guaranteed—managerial rights and DaimlerChrysler's interest in the voting common stock of MMC was reduced from 37.0% to 24.7%. As a result of these measures initiated at MMC, DaimlerChrysler lost its ability to significantly influence MMC's operating and financial policies in the second quarter of 2004. Consequently, as of the annual shareholders' meeting of MMC on June 29, 2004, DaimlerChrysler ceased to account for its investment in MMC using the equity method and classified its investment in MMC as an investment in related companies, accounted for at fair value.

        The dilution of DaimlerChrysler's interest in MMC resulted in a loss of €(135) million which is reflected in "financial income (expense), net" in the Group's interim financial statements. Also reflected in "financial income (expense), net" is €195 million of realized gains from DaimlerChrysler's currency hedging of the net investment in MMC.

        For the six-month period ending June 30, 2004, the results from MMC are included in the Group's interim financial statements using the equity method of accounting. The Group's proportionate share in the negative results of MMC, together with the effects from the dilution of the Group's interest in MMC and related currency hedging effects, were € (485) million and € (655) million for the three- and six-month periods ending June 30, 2004, respectively.

4.     Acquisitions and Dispositions

        On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for €764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash thereby reducing MMC's interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million consisting of direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively) plus a re-allocation of €87 million of the initial purchase price pertaining to MFTBC and previously included in the Group's investment in MMC. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group's Commercial Vehicles segment. Prior to then, the Group's proportionate share of MFTBC's results are included in the Commercial Vehicles segment using the equity method of accounting.

        DaimlerChrysler is in the process of evaluating certain provisions and exposures related to MFTBC. Therefore, the purchase price allocation related to the 22% interest acquired in March 2004 is preliminary and subject to change.

        DaimlerChrysler assigned €95 million of the aggregate preliminary purchase price to registered trademarks that are not subject to amortization, €81 million to technology with a useful life of 10 years, €48 million to other identifiable intangible assets, and €15 million to acquired in-process R&D that was expensed in the periods the investments were made. In addition DaimlerChrysler assigned €5,997 million to tangible assets acquired and €5,110 million to liabilities assumed. The remaining €125 million was allocated to goodwill of the Commercial Vehicles segment and is not expected to be deductible for tax purposes.

        The following table is prepared on a pro forma basis for the three- and six-month periods ended June 30, 2004 and 2003 as though DaimlerChrysler acquired its controlling interest in MFTBC as of the beginning of the periods presented. The pro forma amounts exclude charges for acquired in-process R&D.

	Three months ended June 30,		Six months ended June 30,
(in millions of € except earnings per share)
	2004	2003	2004	2003
Revenues	37,072	35,210	71,137	70,188
Income from continuing operations	554	146	952	721
Net income	554	140	952	735
Earnings per share from continuing operations
Basic	0.55	0.14	0.94	0.71
Diluted	0.55	0.14	0.94	0.71

        The pro forma results above are not necessarily indicative of what would have occurred if DaimlerChrysler's acquisition of a controlling interest in MFTBC had been in effect for the periods presented. They do not reflect any synergies that are expected to be achieved from combining the operations of DaimlerChrysler and MFTBC, and are not intended to be a projection of future results. In addition, the overall pro forma results above do not reflect the overall impact of vehicle recall or service campaigns that have been announced by MFTBC but for which the total amount of losses cannot be reasonably estimated.

        At June 30, 2004, the Group classified fixed assets with a carrying amount of €333 million as held for sale.

5.     Turnaround Plan for the Chrysler Group

        The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 included a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salaried employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

        The net charges recorded for the plan through December 31, 2002 were €3,758 million (€2,373 million net of taxes), including €1,686 million related to workforce reductions, €1,283 million related to asset write-downs and €789 million related to other costs.

        The net charges recorded for the plan in the first half of 2003 were €5 million (€(1) million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€(3) million and €8 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were recorded due to workforce reductions and revisions of estimates based upon information available or actual settlements.

        The net charges recorded for the plan in the first half of 2004 were €52 million (€33 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€49 million and €3 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were for costs associated with the planned closing or disposition of manufacturing facilities in 2004 and 2005.

        The pre-tax amounts for turnaround plan charges are comprised of the following:

(in millions of €)	Workforce reductions	Asset write-downs	Other costs	Total
Reserve balance at January 1, 2003	280	—	305	585
Additional charges	7	—	—	7
Adjustments	14	—	(21)	(7)
Net charges	21	—	(21)	—
Payments	(38)	—	(55)	(93)
Amount charged against assets	—	—	(2)	(2)
Currency translation adjustments	(2)	—	(9)	(11)
Reserve balance at March 31, 2003	261	—	218	479
Additional charges	19	—	—	19
Adjustments	(9)	—	(5)	(14)
Net charges	10	—	(5)	5
Payments	(35)	—	(44)	(79)
Amount recognized by and transferred to the employee benefit plans	(47)	—	—	(47)
Currency translation adjustments	(10)	—	(9)	(19)
Reserve balance at June 30, 2003	179	—	160	339
Additional charges	156	234	26	416
Adjustments	22	15	11	48
Net charges	178	249	37	464
Payments	(78)	—	(29)	(107)
Amount charged against assets	—	(249)	(1)	(250)
Amount recognized by and transferred to the employee benefit plans	(61)	—	—	(61)
Currency translation adjustments	(20)	—	(19)	(39)
Reserve balance at December 31, 2003	198	—	148	346
Adjustments	(19)	39	(3)	17
Payments	(51)	—	(28)	(79)
Amount charged against assets	—	(39)	(2)	(41)
Currency translation adjustments	4	—	3	7
Reserve balance at March 31, 2004	132	—	118	250
Additional charges	13	—	—	13
Adjustments	16	5	1	22
Net charges	29	5	1	35
Payments	(36)	—	(15)	(51)
Amount charged against assets	—	(5)	—	(5)
Amount recognized by and transferred to the employee benefit plans	(11)	—	—	(11)
Currency translation adjustments	2	—	—	2
Reserve balance at June 30, 2004	116	—	104	220

        In April 2004, the Chrysler Group sold its Huntsville, Alabama operations to Siemens VDO Automotive Electronics Corporation resulting in a pre-tax loss of €45 million. The exit costs associated with this sale were previously provided for in the turnaround plan charges.

        In May 2004, the Chrysler Group and Magna International, Inc. ("Magna") entered into an agreement by which Magna would acquire the operations of DaimlerChrysler Corporation's ("DCC") New Venture Gear, Inc. subsidiary ("NVG") for consideration of $435 million consisting of cash, notes receivable and preferred shares of Magna's newly established subsidiary. The transaction price is subject to adjustment for changes in book value of NVG from December 31, 2003 through closing and for certain other matters. The transaction is expected to be completed in the third quarter of 2004 without material impact to the Chrysler Group's results. Completion of sale is subject to regulatory and other approvals.

        Workforce reduction charges were adjusted by €10 million and €31 million during the six months ended June 30, 2004 and 2003, respectively. The voluntary early retirement programs, accepted by 503 and 681 employees during the first half of 2004 and 2003, respectively, are formula driven based on salary levels, age and past service. In addition, 1,817 and 249 employees were involuntarily affected by the plan during the first half of 2004 and 2003, respectively. The amount of involuntary severance benefits paid and charged against the liability during the six months ended June 30, 2004 and 2003 was €27 million and €9 million, respectively.

        As a result of the planned sale or closure of manufacturing facilities in 2004 and 2005, the ability to recover the carrying values of certain long-lived assets at these plants was determined to be impaired. Accordingly, the Chrysler Group recorded adjustments to impairment charges of €44 million during the first half of 2004. No impairment charges were recorded during the first half of 2003.

        Other costs associated with the plan in the first half of 2004 and 2003 included supplier contract cancellation costs and accruals related to divestiture actions.

        The Chrysler Group expects cash payments of $0.2 billion in 2004 for previously recorded charges. The Chrysler Group may recognize additional charges in the remaining six months of 2004 primarily relating to the sale or closure of selected operations.

6.     Goodwill

During the six months ended June 30, 2004, additional goodwill of €186 million was recorded, of which €125 million was attributable to the first time consolidation of MFTBC (see Note 4). The remaining change in the carrying amount of goodwill primarily relates to currency translation adjustments and, to a lesser extent, additional goodwill recorded in connection with certain other acquisitions that were immaterial individually and in the aggregate.

7.     Other Intangible Assets

        Other intangible assets comprise:

(in millions of €)	At June 30, 2004	At Dec. 31, 2003
Other intangible assets subject to amortization
Gross carrying amount	1,285	1,047
Accumulated amortization	(789)	(694)

Net carrying amount	496	353
Other intangible assets not subject to amortization	2,638	2,466
	3,134	2,819

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights, and software. During the six months ended June 30, 2004, additional intangible assets subject to amortization of €62 million were recognized. The aggregate amortization expense for the three and six months ended June 30, 2004 was €42 million and €80 million, respectively, and for the three and six months ended June 30, 2003, €35 million and €70 million, respectively.

        Amortization expense for the gross carrying amount of other intangible assets at June 30, 2004, is estimated to be €88 million for the remainder of 2004 and, for each of the next five years, is estimated to be €120 million in 2005, €78 million in 2006, €44 million in 2007, €29 million in 2008 and €24 million in 2009.

        Other intangible assets not subject to amortization represent intangible pension assets.

8.     Inventories

        Inventories are comprised of the following:

(in millions of €)	At June 30, 2004	At Dec. 31, 2003
Raw materials and manufacturing supplies	1,836	1,569
Work-in-process	2,678	2,280
Finished goods, parts and products held for resale	13,561	11,350
Advance payments to suppliers	75	59

	18,150	15,258
Less: Advance payments received	(407)	(310)

	17,743	14,948

9.     Cash and Cash Equivalents

        As of June 30, 2004, and December 31, 2003, cash and cash equivalents as disclosed in the condensed consolidated balance sheets includes €517 million and €250 million, respectively, of deposits with original maturities of more than three months.

10.   Stockholders' Equity

        During the first half of 2004, DaimlerChrysler purchased approximately 0.6 million of its Ordinary Shares for €22.8 million and re-issued approximately 0.5 million of those shares for €17.8 million in connection with an employee share purchase plan. At June 30, 2004, approximately 0.1 million Ordinary Shares totaling €5.0 million were held as treasury stock designated for future issuances under employee share purchase plans.

        On April 7, 2004, the annual meeting authorized the Board of Management through October 7, 2005, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of €263 million of capital stock, representing nearly 10% of issued and outstanding capital stock.

        The annual meeting also approved DaimlerChrysler to distribute €1,519 million (€1.50 per share) of its 2003 earnings as a dividend to the stockholders. The dividend was paid on April 8, 2004, to investors owning DaimlerChrysler shares on April 7, 2004.

11.   Stock-Based Compensation

        DaimlerChrysler measures compensation expense for stock-based awards granted, modified or settled prospectively after December 31, 2002, principally at the date of grant, modification or settlement based on the fair value of the award using a modified Black-Scholes option-pricing model and assumptions regarding expected dividend yield, expected stock price volatility, risk-free interest rate, and expected life of the award. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). Until such awards are modified or settled, compensation expense for stock-based awards granted prior to January 1, 2003, is measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant.

        During the first half of 2004, the Group issued 18.0 million new options at a reference price of €36.31. During the first half of 2003, the Group issued 20.5 million new options at a reference price of €28.67.

        The following table illustrates the rollforward of the stock options granted to the management during the six month period ended June 30:

(in millions of stock options)	2004	2003
Outstanding as of January 1	71.6	53.1
Granted	18.0	20.5
Forfeited/Expired	(1.8)	(0.7)
Outstanding as of June 30	87.8	72.9
Exercisable as of June 30	41.2	23.8

        The following underlying assumptions were used in calculating the fair value (€7.85 per option) of DaimlerChrysler stock options granted in 2004: expected dividend yield: 4.4%; expected volatility: 33%; risk free interest rate: 2.6%; and expected life: 3 years.

        The stock-based employee compensation included in the determination of net income for the three- and six-month periods ended June 30, 2004 and 2003, is less than the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123, "Accounting for Stock-Based Compensation." The adoption of the fair value based method resulted in the recognition of compensation cost for the three-month period ended June 30, 2004 of €24 million (€15 million, net of taxes, or €0.02 per share) and for the six-month period ended June 30, 2004 of €37 million (€22 million, net of taxes, or €0.02 per share). Compensation cost of €13 million was recognized for the three- and six-month periods ended June 30, 2003 (€8 million, net of taxes, or €0.01 per share, respectively).

        The following table illustrates the effect on net income and earnings per share for the three-month periods ended June 30, 2004 and 2003, as if the fair value based method had been applied to all outstanding and unvested awards when they were issued.

	Three months ended June 30,
	2004	2003
Net income (in millions of €)
Net income	554	109
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	19	19
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(27)	(37)

Pro forma net income	546	91

Earnings per share (in €)
Basic	0.55	0.11
Basic—pro forma	0.54	0.09
Diluted	0.55	0.11
Diluted—pro forma	0.54	0.09

        The following table illustrates the effect on net income and earnings per share for the six-month periods ended June 30, 2004 and 2003, as if the fair value based method had been applied to all outstanding and unvested awards when they were issued.

	Six months ended June 30,
	2004	2003
Net income (in millions of €)
Net income	947	697
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	34	29
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(55)	(79)

Pro forma net income	926	647

Earnings per share (in €)
Basic	0.94	0.69
Basic—pro forma	0.91	0.64
Diluted	0.93	0.69
Diluted—pro forma	0.91	0.64

12.   Accrued Liabilities

        Accrued liabilities are comprised of the following:

(in millions of €)	At June 30, 2004	At Dec. 31, 2003
Pension plans and similar obligations (see Note 12a)	15,038	13,467
Income and other taxes	2,942	2,794
Other accrued liabilities (see Note 12b)	25,188	22,911

	43,168	39,172

a)    Pension Plans and Similar Obligations

Pension Plans.

        The components of net pension cost for the three-month periods ended June 30, 2004 and 2003, were as follows:

	Three months ended June 30, 2004		Three months ended June 30, 2003
(in millions of €)	German Plans	Non-German Plans	German Plans	Non-German Plans
Service cost	57	103	64	86
Interest cost	146	326	158	348
Expected return on plan assets	(153)	(444)	(127)	(465)
Amortization of:
Unrecognized net actuarial losses	32	55	43	14
Unrecognized prior service cost	—	97	—	71
Net periodic pension cost	82	137	138	54

Settlement/curtailment loss	—	—	13	5
Net pension cost	82	137	151	59

        The components of net pension cost for the six-month periods ended June 30, 2004 and 2003, were as follows:

	Six months ended June 30, 2004		Six months ended June 30, 2003
(in millions of €)	German Plans	Non-German Plans	German Plans	Non-German Plans
Service cost	114	193	127	176
Interest cost	292	639	316	715
Expected return on plan assets	(307)	(865)	(254)	(957)
Amortization of:
Unrecognized net actuarial losses	67	110	86	28
Unrecognized prior service cost	—	167	—	147
Net periodic pension cost	166	244	275	109

Settlement/curtailment loss	—	—	27	11
Net pension cost	166	244	302	120

        Contributions.    Employer contributions to the Group's defined benefit pension plans for the three- and six-month periods ended June 30, 2004 were €46 million and €56 million, respectively. DaimlerChrysler provided additional contributions to the Group's defined benefit plans of €35 million in July 2004.

Other Postretirement Benefits.

        The components of net periodic postretirement benefit cost for the three-month periods ended June, 2004 and 2003, were as follows:

	Three months ended June 30,
(in millions of €)
	2004	2003
Service cost	71	69
Interest cost	242	245
Expected return on plan assets	(41)	(54)
Amortization of:
Unrecognized net actuarial losses	75	55
Unrecognized prior service cost	1	6

Net periodic postretirement benefit cost	348	321

        The components of net periodic postretirement benefit cost for the six-month periods ended June, 2004 and 2003, were as follows:

	Six months ended June 30,
(in millions of €)
	2004	2003
Service cost	142	142
Interest cost	468	504
Expected return on plan assets	(81)	(111)
Amortization of:
Unrecognized net actuarial losses	140	113
Unrecognized prior service cost	4	12

Net periodic postretirement benefit cost	673	660

        Contributions.    DaimlerChrysler did not make any contributions to the Group's other postretirement plans during the three- and six-month periods ended June 30, 2004.

b)    Other Accrued Liabilities

        The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(in millions of €)	2004	2003
Balance at January 1	9,230	9,353
Currency change and change in consolidated companies	666	(365)
Utilizations and transfers	(2,265)	(2,359)
Changes from product warranties issued in respective year	2,674	2,782
Changes from prior period product warranties issued	(46)	(151)
Balance at June 30	10,259	9,260

        Further obligations to product-related services to be rendered in future periods are shown within "deferred income." These obligations are related to revenues from service and maintenance agreements which were deferred, as far as these revenues concern subsequent reporting periods, and are recognized in income over the contractual period. These deferred revenues are summarized as follows:

(in millions of €)	2004	2003
Balance at January 1	1,129	1,061
Currency change	37	(106)
Deferred revenue current year	261	260
Earned revenue current year	(229)	(219)

Balance at June 30	1,198	996

13.   Litigation and Claims

        Various legal proceedings pending against DaimlerChrysler or its subsidiaries allege defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler or its subsidiaries to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €230 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages of approximately $1.35 billion. The Tracinda trial was completed on February 11, 2004. It is difficult to predict when the Court might render a decision.

        In addition, various other previously reported legal proceedings are pending against DaimlerChrysler.

14.   Commitments and Contingencies

        Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At June 30, 2004	At Dec. 31, 2003	At June 30, 2004	At Dec. 31, 2003
Guarantees for third party liabilities	2,925	2,647	243	355
Guarantees under buyback commitments	1,928	1,957	594	583
Performance guarantees and environmental risks	476	513	323	352
Other	129	118	96	109

	5,458	5,235	1,256	1,399

        The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At June 30, 2004, these guarantees amounted to €48.1 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        In 2002, a consortium consisting of our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes ("Cofiroute") contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which DaimlerChrysler Services and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and prospective operator of the system. Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation. DaimlerChrysler accounts for its 45% ownership interest in Toll Collect GmbH and the consortium using the equity method of accounting. Toll Collect GmbH as the future operator of the Toll Collect System will become the primary contracting party under the operating agreement. For further information, particularly with respect to the guarantees and contractual penalties set forth in the operating agreement, please also refer to Note 31 to the Group's 2003 Consolidated Financial Statements and to Item 5 of the Group's 2003 Annual Report on Form 20-F.

        The original deadline for completion of the system was August 31, 2003, but technical difficulties have delayed completion. On February 19, 2004, the Federal Ministry of Transport sent a notice of termination to the Toll Collect consortium. In subsequent negotiations with the Ministry of Transport, on February 29, 2004, the consortium members reached an agreement with the Federal Republic of Germany to continue the Toll Collection project. The consortium and the Federal Republic of Germany have implemented the agreement reached on February 29, 2004, by a notarised agreement on April 23, 2004. Consequently, the Federal Republic of Germany has waived the alleged rights resulting from the notice of termination. The Toll Collection project will be continued on the following basic terms:

  •
  Toll collection will be introduced no later than January 1, 2005, with on-board-units ("OBUs") which allow for slightly less than full technical performance in accordance with the technical specification. Subject to a one year extension under certain circumstances the toll collection system will be installed and operated as specified in the operating agreement no later than January 1, 2006. Due to this slight deficiency, the remuneration owed by the Federal Republic of Germany to Toll Collect GmbH during the period the collection system operates with OBUs which allow for a slightly less than full technical performance will be 95% of the remuneration which will be payable under the operating agreement.

  •
  The Federal Republic of Germany is to pay the full 95%-remuneration only if the total toll revenues received by the Federal Republic of Germany from the toll collection system in a given month reach at least 80% of the expected total toll collection revenues. No remuneration will, however, become payable when and if in any given month total revenues exceed the guaranteed €83.4 million by no more than 20% of the expected total toll collection revenues. Between those thresholds, the remuneration is dependent on the actual toll income achieved.

  •
  On January 1, 2005, Toll Collect GmbH is required to make available a sufficient number of OBUs and installation facilities to meet demand, with no fewer than 500,000 OBUs available. OBUs are devices installed in vehicles in order to allow for the collection of highway travel data by satellite.

  •
  Delays in the commencement of operation of the toll collection system after January 1, 2005, will result in monthly penalties of €40 million increasing by €5 million each month up to a maximum of €80 million per month through the period up to January 1, 2006.

  •
  During the period the collection system operates with OBUs which allow for a slightly less than full technical performance Toll Collect GmbH or the consortium will be liable in case of a toll shortfall to guarantee net toll proceeds in an amount up to €1 billion per year, but no more than €83.4 million per month. Contractual penalties due to insufficient performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic of Germany will not be counted against the liability cap. However, these contractual penalties and maluses are capped according to the operating agreement.

  •
  In the event of major deviations from the project plan, which endanger the whole project, the consortium and the Federal Republic of Germany must reach a good faith agreement on steps that are appropriate and reasonable to minimize losses. In the event that neither testing operation of OBUs with slightly less than full performance nor the development of OBUs with full technical performance has been successfully completed by June 1, 2005, the Federal Republic of Germany may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement.

  •
  Following the end of the agreed operational period with slightly less technical performance of the OBUs and, especially, in the case that the OBUs with full technical performance as specified under the operators contract will not be installed in time, the provisions governing penalties for delay of operation and liabilities contained in the operating agreement shall continue to apply.

        The guarantee for the bridge loans, as reported in Note 31 to the Group's 2003 Consolidated Financial Statements and in Item 5 of the Group's 2003 Annual Report on Form 20-F, expired with the termination of interim financing. As planned, Toll Collect changed the project financing by obtaining loans from several banks. DaimlerChrysler AG, on a single basis, guarantees one of these loans up to a maximum amount of €600 million. This guarantee is reflected in the above table in the line "Guarantees for third party liabilities." The maximum potential future obligation resulting from the remaining guarantees provided for Toll Collect GmbH's obligations have not been included in the above table because those amounts cannot be reasonably estimated.

15.   Segment Reporting

        Segment information for the three-month periods ended June 30, 2004 and 2003, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
Three months ended June 30, 2004
Revenues	11,877	13,206	8,633	2,927	429	37,072	—	37,072
Intersegment sales	1,100	—	330	536	42	2,008	(2,008)	—
Total revenues	12,977	13,206	8,963	3,463	471	39,080	(2,008)	37,072

Operating Profit	703	516	468	472	85	2,244	(158)	2,086

Three months ended June 30, 2003
Revenues	12,394	11,834	6,209	3,041	382	33,860	—	33,860
Intersegment sales	827	—	371	467	97	1,762	(1,762)	—
Total revenues	13,221	11,834	6,580	3,508	479	35,622	(1,762)	33,860

Operating Profit (Loss)	861	(948)	222	334	217	686	(45)	641

        Segment information for the six-month periods ended June 30, 2004 and 2003, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
Six months ended June 30, 2004
Revenues	22,837	25,266	14,815	5,767	738	69,423	—	69,423
Intersegment sales	1,814	—	760	1,068	120	3,762	(3,762)	—
Total revenues	24,651	25,266	15,575	6,835	858	73,185	(3,762)	69,423

Operating Profit	1,342	814	736	693	219	3,804	(177)	3,627

Six months ended June 30, 2003
Revenues	24,120	24,513	11,624	6,156	699	67,112	—	67,112
Intersegment sales	1,525	—	730	960	202	3,417	(3,417)	—
Total revenues	25,645	24,513	12,354	7,116	901	70,529	(3,417)	67,112

Operating Profit (Loss)	1,549	(796)	269	753	289	2,064	(20)	2,044

        For the three- and six-month periods ended June 30, 2004, the investment in MMC, together with the effects from the dilution of the Group's interest in MMC and related currency hedging effects, negatively impacted operating profit of the Other Activities segment with €(7) million and €(27) million, respectively. (See Note 3 for additional information).

        As discussed in Note 4, on March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash. As a result of the acquisition and first time consolidation of MFTBC, the identifiable segment assets of the Commercial Vehicles segment increased by €4.2 billion.

        During the first six months of 2004, quality problems of MFTBC vehicles that were produced before DaimlerChrysler acquired a stake in MFTBC were recognized. DaimlerChrysler is investigating these quality problems and evaluating the extent to which the announced product recalls will have to be accounted for. DaimlerChrysler is currently unable to assess the overall economic impact resulting from the MFTBC recalls. However, the impact to the financial position and results of operations of MFTBC could be material and as a consequence, could negatively impact the Commercial Vehicles segment.

        The Chrysler Group recorded charges of €46 million and €104 million for early retirement incentives and other workforce reductions in the three- and six-month periods ended June 30, 2004, respectively. In addition, Chrysler Group operating results for the second quarter of 2004 were favorably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

        During the first quarter of 2004, the Services segment recorded charges of €(279) million related to the participation in Toll Collect. These charges resulted from the new contractual agreement from February 29, 2004, with the Federal Republic of Germany and the associated adjustments of the estimated expenses.

        As of January 1, 2004, the off-highway activities of the Commercial Vehicles segment, which consist of MTU Friedrichshafen Group, the off-highway activities of Detroit Diesel Group and the 49% interest in VM-Motori S.p.A., have been allocated to the Other Activities segment. Prior period amounts have been adjusted accordingly.

        In the first quarter of 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles, which were previously expensed by the Group in years prior to 2001, between the Chrysler Group and Services. The non-cash effect of this change in risk-sharing in the first quarter of 2003 resulted in €70 million of additional revenue and operating profit for the Chrysler Group and €70 million of additional cost of sales and reduced operating profit for Services.

        The reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations for the three- and six-month periods ended June 30, 2004 and 2003, is as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of €)
	2004	2003	2004	2003
Total segment operating profit	2,244	686	3,804	2,064
Elimination and consolidation amounts	(158)	(45)	(177)	(20)
Total Group operating profit	2,086	641	3,627	2,044
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(236)	(234)	(475)	(440)
Interest and similar income	106	186	228	346
Interest and similar expenses	(169)	(300)	(398)	(529)
Other financial income, net	(23)	36	11	45
Miscellaneous items, net	(2)	(21)	(40)	(32)
Pre-tax income from discontinued operations, adjusted to exclude or include the above reconciling items	—	(19)	—	(53)
The Group's share of the above reconciling items included in the net losses of investments accounted for at equity	(412)	(84)	(714)	(215)
Consolidated income before income taxes, minority interests and discontinued operations	1,350	205	2,239	1,166

16.   Earnings per Share

        The computation of basic and diluted earnings per share for "Income from continuing operations" for the three- and six-month periods ended June 30, 2004 and 2003, is as follows:

	Three months ended June 30,		Six months ended June 30,
in millions of € or millions of shares, except earnings per share
	2004	2003	2004	2003
Income from continuing operations—basic	554	115	947	683
Interest expense on convertible bonds and notes (net of tax)	—	1	—	2
Income from continuing operations—diluted	554	116	947	685
Weighted average number of shares outstanding—basic	1,012.7	1,012.6	1,012.7	1,012.7
Dilutive effect of stock options in 2004 and convertible bonds and notes in 2003	2.7	1.0	2.5	1.0

Weighted average number of shares outstanding—diluted	1,015.4	1,013.6	1,015.2	1,013.7
Earnings per share from continuing operations
Basic	0.55	0.11	0.94	0.67
Diluted	0.55	0.11	0.93	0.67

        Stock options to acquire 68.4 million and 72.9 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for 2004 and 2003 because the options' underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for the periods presented.

17. Condensed Consolidating Financial Information

        DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income (expense), net includes the income or loss related to such investments.

Interim Condensed Consolidated Statements of Income (Loss)

	DaimlerChryslerAG (parent company)	DaimlerChrysler North America Holding Corporation	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
(in millions of €)
Six months ended June 30, 2004
Revenues	28,271	—	60,874	(19,722)	69,423
Cost of sales	(22,562)	—	(51,912)	19,004	(55,470)
Gross margin	5,709	—	8,962	(718)	13,953
Selling, administrative and other expenses	(3,339)	(7)	(5,863)	728	(8,481)
Research and development	(1,497)	—	(1,192)	47	(2,642)
Other income	250	—	346	(268)	328
Turnaround plan expenses—Chrysler Group	—	—	(52)	—	(52)
Income (loss) before financial income	1,123	(7)	2,201	(211)	3,106
Financial income (expense), net	514	731	269	(2,381)	(867)
Income (loss) before income taxes	1,637	724	2,470	(2,592)	2,239
Income taxes	(690)	227	(921)	130	(1,254)
Minority interests	—	—	(38)	—	(38)
Income (loss) from continuing operations	947	951	1,511	(2,462)	947
Income from discontinued operations	—	—	—	—	—
Net income (loss)	947	951	1,511	(2,462)	947
Six months ended June 30, 2003
Revenues	27,779	—	57,966	(18,633)	67,112
Cost of sales	(22,055)	—	(50,677)	18,168	(54,564)
Gross margin	5,724	—	7,289	(465)	12,548
Selling, administrative and other expenses	(3,254)	(5)	(5,932)	483	(8,708)
Research and development	(1,705)	—	(1,221)	63	(2,863)
Other income	230	—	383	(289)	324
Turnaround plan expenses—Chrysler Group	—	—	(5)	—	(5)
Income (loss) before financial income	995	(5)	514	(208)	1,296
Financial income (expense), net	101	(388)	510	(353)	(130)
Income (loss) before income taxes	1,096	(393)	1,024	(561)	1,166
Income taxes	(413)	264	(398)	79	(468)
Minority interests	—	—	(15)	—	(15)
Income (loss) from continuing operations	683	(129)	611	(482)	683
Income from discontinued operations	14	—	14	(14)	14
Net income (loss)	697	(129)	625	(496)	697

Interim Condensed Consolidated Balance Sheets

	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding Corporation	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
(in millions of €)
June 30, 2004
Assets
Goodwill and other intangible assets	79	—	5,057	—	5,136
Property, plant and equipment, net	7,027	—	28,889	(24)	35,892
Investments and long-term financial assets	30,414	48,109	9,389	(79,781)	8,131
Equipment on operating leases, net	4,506	—	22,908	(245)	27,169
Fixed assets	42,026	48,109	66,243	(80,050)	76,328
Inventories	6,467	—	12,184	(908)	17,743
Trade, finance and other receivables	12,145	1,855	79,639	(14,760)	78,879
Securities	461	413	2,782	—	3,656
Cash and cash equivalents	2,144	3,404	3,008	—	8,556
Non-fixed assets	21,217	5,672	97,613	(15,668)	108,834
Deferred taxes and prepaid expenses	2,280	68	9,337	(7,484)	4,201
Total assets	65,523	53,849	173,193	(103,202)	189,363
Liabilities and stockholders' equity
Stockholders' equity	34,323	11,858	64,982	(76,840)	34,323
Minority interests	—	—	1,115	—	1,115
Accrued liabilities	10,018	263	33,102	(215)	43,168
Financial liabilities	11,366	41,066	39,629	(15,376)	76,685
Trade liabilities	4,721	—	9,950	—	14,671
Other liabilities	1,906	662	9,756	(2,908)	9,416
Liabilities	17,993	41,728	59,335	(18,284)	100,772
Deferred taxes and deferred income	3,189	—	14,659	(7,863)	9,985
Total liabilities	31,200	41,991	108,211	(26,362)	155,040
Total liabilities and stockholders' equity	65,523	53,849	173,193	(103,202)	189,363
December 31, 2003
Assets
Goodwill and other intangible assets	78	—	4,557	—	4,635
Property, plant and equipment, net	6,754	—	26,175	(12)	32,917
Investments and long-term financial assets	28,433	45,768	8,884	(74,337)	8,748
Equipment on operating leases, net	4,270	—	20,320	(205)	24,385
Fixed assets	39,535	45,768	59,936	(74,554)	70,685
Inventories	5,791	—	9,886	(729)	14,948
Trade, finance and other receivables	13,909	3,669	71,858	(14,869)	74,567
Securities	211	342	2,715	—	3,268
Cash and cash equivalents	2,934	4,918	3,165	—	11,017
Non-fixed assets	22,845	8,929	87,624	(15,598)	103,800
Deferred taxes and prepaid expenses	3,734	103	8,339	(8,393)	3,783
Total assets	66,114	54,800	155,899	(98,545)	178,268
Liabilities and stockholders' equity
Stockholders' equity	34,481	10,489	60,765	(71,254)	34,481
Minority interests	—	—	470	—	470
Accrued liabilities	10,112	34	29,135	(109)	39,172
Financial liabilities	11,115	43,292	37,086	(15,803)	75,690
Trade liabilities	3,795	—	7,788	—	11,583
Other liabilities	2,006	985	8,394	(2,580)	8,805
Liabilities	16,916	44,277	53,268	(18,383)	96,078
Deferred taxes and deferred income	4,605	—	12,261	(8,799)	8,067
Total liabilities	31,633	44,311	95,134	(27,291)	143,787
Total liabilities and stockholders' equity	66,114	54,800	155,899	(98,545)	178,268

Interim Condensed Consolidated Statements of Cash Flows

	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding Corporation	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
(in millions of €)
Six months ended June 30, 2004
Cash provided by (used for) operating activities	2,768	(499)	7,674	(1,143)	8,800
Increase in equipment on operating leases	(1,498)	—	(7,299)	99	(8,698)
Purchases of property, plant, equipment and other fixed assets	(1,233)	—	(1,953)	12	(3,174)
Proceeds from disposals of equipment on operating leases	1,190	—	4,548	—	5,738
Proceeds from disposals of fixed assets	95	—	407	—	502
Payments for investments in businesses	(427)	—	256	—	(171)
Proceeds from disposals of businesses	—	—	136	—	136
(Increase) decrease in receivables from financial services, net	(53)	—	(3,924)	1	(3,976)
Disposition (acquisitions) of securities (other than trading), net	(260)	(57)	(37)	—	(354)
Other	(379)	844	112	(886)	(309)
Cash used for investing activities	(2,565)	787	(7,754)	(774)	(10,306)
Change in financial liabilities	251	(1,978)	788	1,042	103
Dividends paid	(1,519)	—	(94)	94	(1,519)
Other	(5)	—	(781)	781	(5)
Cash provided by (used for) financing activities	(1,273)	(1,978)	(87)	1,917	(1,421)
Effect of foreign exchange rate changes on cash	—	176	24	—	200
Net increase (decrease) in cash and cash equivalents	(1,070)	(1,514)	(143)	—	(2,727)
Cash and cash equivalents
At beginning of period	2,724	4,918	3,125	—	10,767
At end of period	1,654	3,404	2,982	—	8,040
Six months ended June 30, 2003
Cash provided by (used for) operating activities	4,050	703	6,467	(1,751)	9,469
Increase in equipment on operating leases	(1,276)	—	(7,422)	63	(8,635)
Purchases of property, plant, equipment and other fixed assets	(1,289)	—	(1,986)	—	(3,275)
Proceeds from disposals of equipment on operating leases	1,142	—	6,413	—	7,555
Proceeds from disposals of fixed assets	68	—	139	—	207
Payments for investments in businesses	(724)	—	(9)	—	(733)
Proceeds from disposals of businesses	—	—	102	—	102
(Increase) decrease in receivables from financial services, net	(24)	—	(3,868)	—	(3,892)
Disposition (acquisitions) of securities (other than trading), net	151	(182)	(207)	—	(238)
Other	(385)	(959)	2,393	(1,307)	(258)
Cash used for investing activities	(2,337)	(1,141)	(4,445)	(1,244)	(9,167)
Change in financial liabilities	(316)	638	(862)	3,091	2,551
Dividends paid	(1,519)	(453)	(683)	1,120	(1,535)
Other	(7)	—	1,216	(1,216)	(7)
Cash provided by (used for) financing activities	(1,842)	185	(329)	2,995	1,009
Effect of foreign exchange rate changes on cash	—	(319)	(118)	—	(437)
Net increase (decrease) in cash and cash equivalents	(129)	(572)	1,575	—	874
Cash and cash equivalents
At beginning of period	3,100	3,982	2,018	—	9,100
At end of period	2,971	3,410	3,593	—	9,974

Investor Relations Contact	Financial Calendar 2004
Stuttgart Phone +49 711 17 92261, 17 95277 or 17 95256 Fax +49 711 17 94109 or 17 94075	Interim Report Q3 2004 October 28, 2004
New York Phone +1 212 909 9080 Fax +1 212 909 9085
This report and additional information on DaimlerChrysler are available on the Internet at: www.daimlerchrysler.com
Concept and contents DaimlerChrysler AG Investor Relations
DaimlerChrysler AG Stuttgart, Germany Auburn Hills, USA www.daimlerchrysler.com

Publications for our shareholders:

»  Annual Report (German, English)
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»  Interim Reports
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»  Environment Report (German, English)
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Investor Relations at www.daimlerchrysler.com

2

DAIMLERCHRYSLER

Press Information 29/07/2004

Contact:
Thomas Fröhlich, Phone +49 (0)7 11/17-9 33 11

DaimlerChrysler increases Group operating profit in second quarter

        Stuttgart/Auburn Hills—DaimlerChrysler (stock-exchange abbreviation DCX) has substantially increased its second quarter operating profit from €0.6 billion to €2.1 billion. The Chrysler Group, Commercial Vehicles and Services divisions significantly improved their earnings, though the operating profits of the Mercedes Car Group and the Other Activities segment were lower than in the same period of last year. Net income for the second quarter amounted to €554 million (Q2 2003: €109 million). The generally positive development of the Group's operative business was partially offset by a negative impact of Mitsubishi Motors Corporation's net loss in its 2003/04 financial year. The impact on the net income of DaimlerChrysler totaled €0.5 billion. Earnings per share rose from €0.11 to €0.55.

        The Mercedes Car Group's operating profit of €703 million was lower than in Q2 2003. This is mainly the result of the lifecycle-related decrease in unit sales by Mercedes-Benz, high launch costs and start-up costs for new products, as well as the continuation of the quality offensive.

        With an operating profit of €516 million, the Chrysler Group posted a positive operating result for the fourth consecutive quarter. This strong improvement is mainly due to the market success of the new products, higher units sales and further cost reductions.

        With a second quarter operating profit of €472 million, Services significantly surpassed last year's good result (+41%). The key factors behind the increase were the improved profitability of the division's entire portfolio and the reduced need for risk provisioning.

        The Other Activities segment posted an operating profit of €85 million (Q2 2003: €217 million). The decrease is primarily due to the negative contribution from Mitsubishi Motors Corporation (positive in the prior-year's second quarter) and the fact that there was no contribution from the former business unit MTU Aero Engines, which was sold as of December 31, 2003.

        Based on the divisions' assessments, DaimlerChrysler expects to achieve a significant improvement in operating profit for the full year compared with 2003 (excluding restructuring expenditures at the Chrysler Group and excluding the capital gain realized on the sale of MTU Aero Engines).

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        Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

        DaimlerChrysler Communications, D-70546 Stuttgart (Germany), Auburn Hills, MI 48326-2766 (USA)

3

DAIMLERCHRYSLER

Presse-Information July 29, 2004
Ansprechpartner:
Hartmut Schick	Tel. +49 (0)711 17 9 34 44
Thomas Fröhlich	Tel. +49 (0)711 17 9 33 11

        Supervisory Board of DaimlerChrysler AG Approves Changes in the Board of Management

  •
  Dr. Eckhard Cordes to head Mercedes Car Group

  •
  Andreas Renschler new Head of Commercial Vehicles Division

        Stuttgart—In its meeting today, the Supervisory Board of DaimlerChrysler AG has taken the following decisions:

        Dr. Eckhard Cordes (53) will take responsibility for the Mercedes Car Group, effective as of October 1, 2004.

        Prof. Jürgen Hubbert (65) will take over Board of Management responsibility for the Executive Automotive Committee (EAC) on behalf of the Chairman of the Board of Management, effective as of October 2004, until he will leave the Board in April 2005.

        Andreas Renschler (46) has been appointed as Member of the Board of Management of DaimlerChrysler AG for a term of three years, responsible for the Commercial Vehicles Division.

        New CEO of smart GmbH, Böblingen, will be Ulrich Walker (52), until recently Executive Board Member at Mitsubishi Motors Corporation, responsible for design, development, production, purchasing as well as product planning and product management.

        Dr. Wolfgang Bernhard will leave the company as of July 29, 2004 in mutual agreement with the Supervisory Board of DaimlerChrysler AG. The Supervisory Board thanks Bernhard for his achievements on behalf of the Company during his term of activity.

Photos and CVs are available on the Internet at http://media.daimlerchrysler.com/company

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Zusätzliche Informationen und Nachrichten von DaimlerChrysler finden Sie im Internet: www.media.daimlerchrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: July 29, 2004